                   SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549

                              _____________

                                FORM 11-K
                              _____________


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                For the fiscal year ended December 31, 2000

                                   OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

               For the transition period ______ to ______.

                     Commission File Number: 1-10398

    (A) Full title of the plan and address of the plan if different from that of the issuer named below:

                    EMPLOYEE STOCK OWNERSHIP PLAN OF
             GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES

    (B) Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         GIANT INDUSTRIES, INC.
                      23733 North Scottsdale Road
                       Scottsdale, Arizona 85255

                           REQUIRED INFORMATION

     Employee Stock Ownership Plan of Giant Industries, Inc. and Affiliated Companies (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2000 and 1999, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                                 EXHIBITS

Exhibit 23.1 - Independent Auditors' Consent

                          SIGNATURES
                          ----------

    Pursuant to the requirements of the Securities Exchange
Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                     EMPLOYEE STOCK OWNERSHIP PLAN OF GIANT
                     INDUSTRIES, INC. AND AFFILIATED COMPANIES


Date: June 28, 2001    Signature: /s/ Kim H. Bullerdick
                                 -------------------------------
                                 Kim H. Bullerdick
                                 Vice President, General Counsel,
                                 and Secretary



Date: June 28, 2001     Signature: /s/ Gary R. Dalke
                                 -------------------------------
                                 Gary R. Dalke, Vice President,
                                 Controller, Accounting Officer
                                 and Assistant Secretary



Date: June 28, 2001     Signature: /s/ Charley Yonker, Jr.
                                 -------------------------------
                                 Charley Yonker, Jr.,
                                 Vice President, Human Resources

                               APPENDIX 1

                    EMPLOYEE STOCK OWNERSHIP PLAN OF
            GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES


               FINANCIAL STATEMENTS AS OF AND FOR THE
               YEARS ENDED DECEMBER 31, 2000 AND 1999, AND
               SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
               YEAR ENDED DECEMBER 31, 2000, AND
               INDEPENDENT AUDITORS' REPORT

                EMPLOYEE STOCK OWNERSHIP PLAN OF
         GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES

                        TABLE OF CONTENTS

                                                                   PAGE

INDEPENDENT AUDITORS' REPORT                                         1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 2000 AND 1999:

    Statements of Net Assets Available for Benefits                  2

    Statements of Changes in Net Assets Available for Benefits       3

    Notes to Financial Statements                                   4-6

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
  DECEMBER 31, 2000:

    Form 5500, Schedule H, Part IV, Schedule of Assets
    Held for Investment Purposes at End of Year                      7

    Form 5500, Schedule H, Part IV, Schedule of Assets
    Both Acquired and Disposed of Within the Plan Year               8

    Form 5500, Schedule H, Part IV, Schedule of
    Reportable Transactions                                          9

                        INDEPENDENT AUDITORS' REPORT

Administrative Committee
Employee Stock Ownership Plan of
Giant Industries, Inc. and Affiliated Companies
Scottsdale, Arizona


We have audited the accompanying statements of net assets available for benefits of the Employee Stock Ownership Plan of Giant Industries, Inc. and Affiliated Companies (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 6, in September 2000, the Company's Board of Directors approved the merger of the Plan into the Giant Industries, Inc. and Affiliated Companies 401(k) Plan.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of and for the year ended December 31, 2000 on pages seven through nine are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2000 financial statements taken as a whole.



DELOITTE & TOUCHE LLP

Phoenix, Arizona
April 26, 2001

                   EMPLOYEE STOCK OWNERSHIP PLAN OF
            GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES

            STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                      DECEMBER 31, 2000 AND 1999

                                                    2000            1999
                                                 -----------    -----------
ASSETS

INVESTMENTS AT FAIR VALUE (Note 3):
  Cash and cash equivalents                      $    18,885    $         -
  Common stock of Giant Industries, Inc.           8,686,497     11,221,930
  Wells Fargo pooled equity and income funds       2,942,417      2,951,746
  ML Lee Acquisition Fund                                  -          5,559
  Limited partnership                                  6,240          7,200
  Loans to participants                               32,784         35,732
                                                 -----------    -----------
    Total investments at fair value               11,686,823     14,222,167

INTEREST AND DIVIDENDS RECEIVABLE                        282            624

OTHER RECEIVABLES                                      1,772          2,647
                                                 -----------    -----------
    Total assets                                  11,688,877     14,225,438
                                                 -----------    -----------
LIABILITIES

DISTRIBUTION PAYABLE TO GIANT INDUSTRIES,
  INC. AND AFFILIATED COMPANIES 401(k)
  PLAN (Note 6)                                   11,688,877              -

ACCRUED LIABILITIES                                        -          9,272
                                                 -----------    -----------
    Total liabilities                             11,688,877          9,272
                                                 -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS                $         -    $14,216,166
                                                 ===========    ===========

See notes to financial statements.

                   EMPLOYEE STOCK OWNERSHIP PLAN OF
            GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES

       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                    2000            1999
                                                ------------    -----------
ADDITIONS:
  Employer contribution                         $    825,000    $ 3,000,000
  Investment income                                   13,186         16,687
  Miscellaneous income                                   145            300
                                                ------------    -----------
    Total additions                                  838,331      3,016,987
                                                ------------    -----------
DEDUCTIONS:
  Transfer to Giant Industries, Inc. and
    Affiliated Companies 401(k) Plan (Note 6)     11,688,877              -
  Distributions to participants                    1,857,484      2,889,399
  Net depreciation in fair value of
    investments (Note 3)                           1,508,136         62,023
                                                ------------    -----------
    Total deductions                              15,054,497      2,951,422
                                                ------------    -----------
(DECREASE) INCREASE IN NET ASSETS                (14,216,166)        65,565

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of Year                               14,216,166     14,150,601
                                                ------------    -----------
  End of Year                                   $          -    $14,216,166
                                                ============    ===========

See notes to financial statements.

                      EMPLOYEE STOCK OWNERSHIP PLAN OF
              GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES

                       NOTES TO FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 2000 AND 1999


1.   DESCRIPTION OF THE PLAN

     GENERAL - The following description of the Employee Stock Ownership Plan of Giant Industries, Inc. (the "Company") and Affiliated Companies (the "Plan") as of December 31, 2000 is provided for general information purposes only. See Note 6 for information related to the merger of the Plan into the Giant Industries, Inc. and Affiliated Companies 401(k) Plan. Participants should refer to the Plan Document for more complete information. The Plan is a noncontributory defined contribution plan which covers all eligible employees. The purpose of the Plan is to enable participants to share in the ownership of the Company. The Summary Plan Description describes the Plan, including contribution allocations, termination, vesting and benefit provisions. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     CONTRIBUTIONS - The Plan provides for a contribution from the Company from its current or accumulated net income as may be determined annually at the discretion of its Board of Directors.

     DISTRIBUTIONS - No distributions from the Plan are made until a participant retires, reaches age 59-1/2 with 10 years of participation in the Plan, dies, or otherwise terminates employment. Distributions may be made in cash or, if a participant elects, in the form of Company stock plus cash for any fractional shares.

     PARTICIPATION AND VESTING - Each employee hired on or after July 1, 1993 shall become a participant on his or her participation date, which is defined as the January 1 or July 1 coincident with or next following the date on which the employee shall have completed one year of service. The participation date of any employee hired prior to July 1, 1993 shall be determined in accordance with the terms of the Plan prior to the seventh amendment. Participants' interests in their accounts vest over a seven-year period. In the event the Plan is terminated by the Company, all participants would immediately become 100 percent vested in their accrued benefits as of the date of Plan termination (Note 6).

     PARTICIPANT ACCOUNTS are maintained as follows:

     a. ASSET ACCOUNT - For interests in assets of the Plan other than Company stock.

     b. SECTION 1042 EMPLOYER STOCK ACCOUNT - For interests in Company stock acquired by the Plan prior to December 21, 1989 in a transaction which qualified for nonrecognition of gain under Internal Revenue Code (the "Code") Section 1042.

     c. UNRESTRICTED EMPLOYEE STOCK ACCOUNT - For interests in Company stock not acquired in a transaction qualifying for nonrecognition of gain under Section 1042 of the Code.

     ALLOCATIONS - Each participant's account is credited with an allocation of the Company's contribution, investment income and forfeitures of terminated participants' non-vested accounts. Allocations to participant accounts are made on a formula based on the ratio that each participant's compensation, as defined, during the Plan year, bears to the compensation of all such participants.

     PLAN ADMINISTRATION - The Company administers the Plan through an Administrative Committee comprised of three employees who are appointed by the Company's Board of Directors. Most expenses pertaining to the administration of the Plan are being paid by the Company, at the Company's option. Wells Fargo is the Plan's Trustee and Custodian, and Boyce & Associates is the Plan's recordkeeper.

     AMENDMENTS - The Plan was amended 12 times prior to 2000. The Plan was not amended in 2000.

     INVESTMENTS - The Plan's investments consist of the Company's common stock, mutual and pooled funds, an investment in a limited partnership and loans to participants. The mutual fund investments consist primarily of Wells Fargo pooled equity and fixed income funds. All investments are nonparticipant-directed.

     PARTICIPANT LOANS - After five years' participation in the Plan, participants may borrow from their accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the Plan Administrator. The loan shall be repaid within a period not to exceed five years, unless the loan is used to acquire any dwelling unit as a principal residence of the participant. In such circumstances, the Administrative Committee will determine the loan's repayment term at the time the loan is made.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America. The accounting records of the Plan are maintained on the accrual basis of accounting and, accordingly, revenues and expenses are recorded in the year earned or incurred.

     Investments are stated at fair value. The fair value of the Company's common stock is determined based on quoted market prices as of the Plan's year-end. Fair values for the Wells Fargo pooled equity and income funds are determined based on net asset values for the funds as reported by the bank. The fair value of the limited partnership is management's best estimate based on an independent appraisal provided by Wells Fargo. Loans to participants are valued at cost which approximates fair value. Interest and dividend income is recorded on the accrual basis.

     Distributions to participants are recorded when paid or, for Plan participants who have requested payment of their account in stock, at the market value of the stock on the date that the shares are reregistered in the name of the participant.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

3.  INVESTMENTS

    The following presents the investments that represent 5 percent or more of the Plan's net assets at December 31:

                                                               2000          1999
     Giant Industries, Inc. Common Stock,
       1,187,897 and 1,339,932 shares, respectively        $ 8,686,497   $11,221,930

     Wells Fargo Core Equity Fund for EBT, 2,196 shares        678,505       790,906

     Short Intermediate Term Fund for EBT,
       18,453 and 75,791, shares, respectively                 292,838     1,117,598

     Net (depreciation) appreciation in fair value of the Plan's investments (including investments bought, sold and held during the period) for the years ended December 31 consists of the following:

                                                               2000          1999
     Giant Industries, Inc. Common Stock                   $(1,421,725)  $  (446,798)
     Wells Fargo pooled equity and income funds                (79,892)      384,000
     ML Lee Acquisition Fund                                    (5,559)          175
     Recorp. Mtg. Investors II                                    (960)          600
                                                           -----------   -----------
     Net depreciation                                      $(1,508,136)  $   (62,023)
                                                           ===========   ===========

4.  FEDERAL INCOME TAX STATUS

    The Plan obtained its latest determination letter on April 2, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.  RELATED-PARTY TRANSACTIONS

    Certain Plan investments are managed by Wells Fargo. Wells Fargo is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.  PLAN MERGER

    In September 2000, the Company's Board of Directors approved the merger of the Plan into the Giant Industries, Inc. and Affiliated Companies 401(k) Plan (the "401(k) Plan"). Effective January 1, 2001, the net assets of the Plan were merged into the 401(k) Plan and the Plan was terminated. The 401(k) Plan is administered by and through Fidelity Management Trust Company, which acts as the 401(k) Plan's Trustee, Custodian, and recordkeeper. All Plan participants who were employees of the Company on or after January 1, 2001 became fully and immediately vested, unless their account balances were previously forfeited under the terms of the Plan, 401(k) Plan and applicable law. The 401(k) Plan was amended to permit participants to elect to receive distributions from accounts transferred from the Plan to the 401(k) Plan in the form of cash, or Company stock, or in cash and Company stock, and to receive a distribution of all or any portion of their account balances, without terminating employment, after attainment of age 59-1/2.

    In April 2001, the net assets and participant account balances of the terminated Plan, which were merged into the 401(k) Plan effective January 1, 2001, including investment net earnings through the date of transfer, were transferred from Wells Fargo, the Trustee and Custodian of the Plan, to Fidelity Management Trust Company, the Trustee, Custodian, and recordkeeper of the 401(k) Plan.

                                EMPLOYEE STOCK OWNERSHIP PLAN OF
                        GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES

                                 FORM 5500, SCHEDULE H, PART IV
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                       DECEMBER 31, 2000



-------------------      ---------------------------------------------    -----------   -----------
IDENTITY OF ISSUER,           DESCRIPTION OF INVESTMENT INCLUDING
BORROWER, LESSOR OR         COLLATERAL, RATE OF INTEREST, MATURITY                        CURRENT
   SIMILAR PARTY                  DATE, PAR OR MATURITY VALUE                COST          VALUE
-------------------      ---------------------------------------------    -----------   -----------
Giant Industries, Inc.   Common Stock - 1,187,897 shares                  $ 7,520,979   $ 8,686,497

*Wells Fargo             Short-Term Income Fund for EBT - 18,885 shares        18,885        18,885
                         Bond Index Fund for EBT - 30,588 shares              541,914       583,626
                         Core Equity Fund for EBT - 2,196 shares              678,080       678,505
                         Equity Value Fund for EBT - 22,321 shares            225,000       224,554
                         Growth Stock Fund for EBT - 7,209 shares             208,354       251,290
                         International Value Stock Fund for EBT -
                           4,469 shares                                       170,448       224,683
                         Large Company Growth Fund - 32,167 shares            350,485       357,370
                         Short Intermediate Term Fund for EBT -
                           18,453 shares                                      273,992       292,838
                         Small Cap Fund for EBT - 1,959 shares                 46,654        65,945
                         NWCTF Positive Ret. Fund - 8,711 shares              249,999       263,606

Merrill Lynch            ML Lee Acquisition Fund - 25 shares                   25,000             -

Recorp. Mtg.
  Investors II           Partnership interest - 1.5 units                      60,000         6,240

Participant loans        Interest rates are set at prime plus 3%
                           at the time of loan                                 32,784        32,784
                                                                          -----------   -----------
                         Total assets held for investment purposes        $10,402,574   $11,686,823
                                                                          ===========   ===========

*Permitted party-in-interest

                                EMPLOYEE STOCK OWNERSHIP PLAN OF
                        GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES

                                 FORM 5500, SCHEDULE H, PART IV
              SCHEDULE OF ASSETS BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
                                       DECEMBER 31, 2000



-------------------      ---------------------------------------------    ------------   ------------
IDENTITY OF ISSUER,           DESCRIPTION OF INVESTMENT INCLUDING                          PROCEEDS
BORROWER, LESSOR OR         COLLATERAL, RATE OF INTEREST, MATURITY          COST OF           OF
   SIMILAR PARTY                  DATE, PAR OR MATURITY VALUE             ACQUISITIONS   DISPOSITIONS
-------------------      ---------------------------------------------    ------------   ------------
*Wells Fargo             Bond Index Fund for EBT - 8,641 shares            $ 153,086       $ 165,000
                         Large Company Growth Fund - 1,332 shares             14,307          15,000
                                                                           ---------       ---------
                         Total                                             $ 167,393       $ 180,000
                                                                           =========       =========

*Permitted party-in-interest

                                       EMPLOYEE STOCK OWNERSHIP PLAN OF
                               GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES

                                        FORM 5500, SCHEDULE H, PART IV
                                      SCHEDULE OF REPORTABLE TRANSACTIONS
                                         YEAR ENDED DECEMBER 31, 2000

----------------------  -------------------------------------  ----------  ----------  ----------  -----------  ----------
                                                                                                    CURRENT
                                                                                                    VALUE OF
                                                                                                    ASSET ON
     IDENTITY OF                                                PURCHASE     SELLING      COST     TRANSACTION
    PARTY INVOLVED            DESCRIPTION OF ASSET                PRICE       PRICE     OF ASSET      DATE       NET GAIN
----------------------  -------------------------------------  ----------  ----------  ----------  -----------  ----------
SINGLE TRANSACTION

Wells Fargo             Short-Term Income Fund for EBT         $  825,000  $        -  $  825,000  $  825,000    $      -

SERIES OF TRANSACTIONS

Giant Industries, Inc.  Common Stock                              847,821           -     847,821     847,821           -
                                                                            1,013,602     762,881   1,013,602     250,721

Wells Fargo             Short-Term Income Fund for EBT          4,299,462           -   4,299,462   4,299,462           -
                                                                            4,280,616   4,280,616   4,280,616           -

Wells Fargo             Bond Index Fund for EBT                   695,000           -     695,000     695,000           -
                                                                              165,000     153,086     165,000      11,914

Wells Fargo             Short Intermediate Term Fund for EBT            -     790,000     775,429     790,000      14,571


NOTE: Reportable transactions are those transactions which either singularly or in series of combined purchases and sales during the year exceed 5% of the fair value of the Plan's assets at the beginning of the year.


                                                           -9-